Exhibit 99.1

PRESS RELEASE

SMX Integrates its Proprietary Coating and Digital Platform Technology for

NFC & RFID Chip Markings and Protection

New York, 26 December 2024 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, proudly announces the groundbreaking integration of its cutting-edge technology to mark and protect NFC and RFID chips. This innovative solution is being designed to offer unparalleled security, traceability, and durability, and to set a new standard in electronic component protection.

A New Era of Electronic Security

SMX has successfully embedded its unique markers directly into the coating of readily available off the shelf NFC and RFID chips, enabling precise authentication and verification throughout their lifecycles. SMX believes that this advancement will significantly mitigate risks associated with counterfeiting, unauthorized tampering, and supply chain vulnerabilities.

Unmatched Coating and Protection

SMX’s proprietary coating technology not only works with off the shelf chips, but also has been shown in testing to enhance their durability and performance, as well as their resilience against common environmental stressors, thereby potentially enabling the extension of their operational lifespan and reliability. Additionally, the SMX coating has the capability to store data, adding a potential extra layer of functionality, resilience to heat (e.g. up to 150 Degrees Celsius), and additional protection against the elements.

Expanding into Wearable and Flexible Electronics

SMX believes that its technology’s ability to provide authentication will extend into the burgeoning market of wearable and flexible electronics. This growing sector includes applications such as smartwatches, fitness trackers, medical devices, health monitoring solutions and flexible displays. These devices typically require secure, lightweight, and durable components, which SMX believes makes its coating and marking technology an ideal solution.

Additionally, SMX believes that the potential for using ‘marked’ coated NFC and RFID chips in fashion, sports, and adventure/active wear clothing and footwear is particularly promising. These markets sometimes incorporate components that must withstand rigorous conditions, such as cleaning, washing, curing, repeated flex resistance, and exposure to sweat and corrosion. SMX’s technology has been shown in testing to ensure that these electronic components remain functional and secure under demanding conditions.

Looking Forward

As SMX continues to innovate, one of its focuses remains on enhancing the security and sustainability of electronic components. SMX’s latest advancements in marking NFC and RFID chips are just the beginning, as it is committed to developing solutions that protect and empower companies and industries in an increasingly interconnected world.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

1

PRESS RELEASE

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

2